UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated November 30, 2022

Item 1

RELEVANT INFORMATION

Bogotá, November 30, 2022. Grupo Aval Acciones y Valores S.A. (the “Company”), informs that the Board of Directors authorized the Company to act as follows at the General Meeting of Shareholders of Banco de Bogotá summoned for December 1st, 2022:

•	Pursuant to the Conflicts of Interest Policy of the Conglomerado Financiero Aval (Aval Financial Conglomerate), to favorably vote the possible transaction between Banco de Bogotá S.A. and Esadinco S.A., in relation to the Public Tender Offer over shares of BAC Holding International Corp (“BHI”).

•	To decide on the Conflicts of Interest disclosed by some of the administrators of Banco de Bogotá who will have to evaluate and decide, as required by the Bylaws of the Bank, on the Public Tender Offer made by Esadinco S.A. over shares of BHI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel